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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                              (Amendment No. _____ )*
                                    -----------

                            PENTECH INTERNATIONAL, INC.
     -------------------------------------------------------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
     -------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     709635106
                   ---------------------------------------------
                                   (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13G

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CUSIP NO. 709635106                                          PAGE 2 OF 5 PAGES
----------------------------                       ---------------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     John T. Wright
     S.S. ####-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                    5    SOLE VOTING POWER
     NUMBER OF           477,800
       SHARES       ----------------------------------------------
   BENEFICIALLY     6    SHARED VOTING POWER
     OWNED BY            228,000
        EACH        ----------------------------------------------
     REPORTING      7    SOLE DISPOSITIVE POWER
       PERSON            477,800
        WITH        ----------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         228,000
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     705,800
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
     (See Instructions)
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%
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12   TYPE OF REPORTING PERSON (See Instructions)
     IN
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                                     SCHEDULE 13G

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CUSIP NO. 709635106                                           PAGE 3 OF 5 PAGES
----------------------------                        ---------------------------

Item 1.

     Item 1(a)      Name of Issuer:
                    Pentech International, Inc. ("Pentech")

     Item 1(b)      Address of Issuer's Principal Executive Offices:
                    195 Carter Drive, Edison, New Jersey  08817


Item 2.

     Item 2(a)      Name of Person Filing:
                    John T. Wright ("Mr. Wright")

     Item 2(b)      Address or principal business office or, if none, residence:
                    HCR 2, Box 47, Canadian, Texas 79014

     Item 2(c)      Citizenship:
                    United States citizen

     Item 2(d)      Title of class of securities:
                    Common Stock, $.01 par value

     Item 2(e)      CUSIP No.:
                    709635106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]       Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).

     (b)  [ ]       Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

     (c)  [ ]       Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

     (d)  [ ]       Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]       An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

     (f)  [ ]       An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

     (g)  [ ]       A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

     (h)  [ ]       A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]       A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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                                     SCHEDULE 13G

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CUSIP NO. 709635106                                           PAGE 4 OF 5 PAGES
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       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

     Item 4(a)      Amount beneficially owned:
                    705,800

                    Mr. Wright has purchased an aggregate of 477,800 shares of Pentech Common Stock from his personal funds. In addition, Mr. Wright's mother, Grace H. Wright owns 210,500 shares of Pentech Common Stock which she purchased from her personal funds, and Mr. Wright's wife, Marilee A. Dickinson owns 17,500 shares of Pentech Common Stock which she purchased from her individual funds. Mr. Wright may be deemed to beneficially own the shares of Pentech Common Stock held by his mother and his wife. Mr. Wright disclaims beneficial ownership of the shares of Pentech Common Stock held by his mother and wife.

     Item 4(b)      Percent of class:
                    5.6%

                    The calculations of the percentage of outstanding Pentech Common Stock are based upon 12,530,258 shares of Pentech Common Stock outstanding on April 28, 1998.

     Item 4(c)      Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote:
                           477,800

                    (ii)  Shared power to vote or to direct the vote:
                           228,000

                    (iii) Sole power to dispose or to direct the disposition
                    of:
                           477,800

                    (iv)  Shared power to dispose or to direct the disposition of:
                           228,000

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

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                                     SCHEDULE 13G

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CUSIP NO. 709635106                                           PAGE 5 OF 5 PAGES
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Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

Item 10.  Certifications.

          Item 10(a)     Not Applicable.


Item 10(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.



May 30, 1998                            /s/ JOHN T. WRIGHT
                                       ---------------------------------------
                                        JOHN T. WRIGHT